Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Opportunity First

OFFERING SUMMARY

No. 2008-MTNDD231

(Related to the Stock Market Upturn NotesSM Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Stock Market Upturn NotesSM

Based Upon the

Gold Basket

Due 2009

$10.00 per Note

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a Stock Market Upturn NotesSM product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Stock Market Upturn NotesSM product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the Stock Market Upturn NotesSM product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 28, 2008

2	Stock Market Upturn NotesSM

Stock Market Upturn NotesSM

Based Upon the Gold Basket

Due 2009

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn NotesSM Based Upon the Gold Basket Due 2009 (the “Notes”). It is important for you to consider the information contained in this offering summary, the Stock Market Upturn NotesSM product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the Notes. The description of the Notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Notes set forth in the Stock Market Upturn NotesSM product supplement. Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below or elsewhere in this offering summary have the meanings given them in the Stock Market Upturn NotesSM product supplement.

For purposes of this offering summary, the terms “underlying equity” and “underlying equity index” in the Stock Market Upturn NotesSM product supplement mean the Gold Basket (which is comprised of the CBOE® Gold Index and the Gold Price) and the term “index publisher” means Chicago Board Options Exchange, Incorporated (“CBOE”), the publisher of the CBOE® Gold Index. In addition, all disclosure in the Stock Market Upturn NotesSM product supplement specifically applicable if the underlying equity is an index will apply to this offering of Stock Market Upturn NotesSM with references to “the index” being substituted with references to the Gold Basket; provided that the terms “Underlying Equity Business Day” and “Market Disruption Event” in the section “Description of the Notes – Determination of the Amount To Be Received at Maturity” and the section “—Alteration of the Method of Calculation of an Underlying Equity Index” in the Stock Market Upturn NotesSM product supplement apply only to the CBOE® Gold Index and not to the Gold Price or the basket as a whole. You should also refer to the section “Additional Considerations” below for more information.

Overview of the Stock Market Upturn NotesSM

General

The Stock Market Upturn NotesSM Based Upon the Gold Basket Due 2009 are equity index- and commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 1.25 years. The Gold Basket is a basket based on the weighted returns of the CBOE® Gold Index and the Gold Price from the Pricing Date through the Valuation Date. Some key characteristics of the Notes include:

O

Leveraged Upside Participation. The Notes offer investors a participation rate of three times the upside growth potential of the Gold Basket up to a maximum return on the Notes of approximately 20.00% to 23.00% (approximately 16.00% to 18.40% per annum on a simple interest basis) (to be determined on the Pricing Date). Thus,

O

If the performance of the Gold Basket is positive — if the closing value of the Gold Basket on the Valuation Date is greater than the closing value of the Gold Basket on the Pricing Date (regardless of the value of the Gold Basket at any other time during the term of the Notes) — then you will participate in three times such positive return subject to the maximum return on the Notes.

Stock Market Upturn NotesSM	3

O

If the performance of the Gold Basket is negative — if the closing value of the Gold Basket on the Valuation Date is less than the closing value of the Gold Basket on the Pricing Date (regardless of the value of the Gold Basket at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing value of the Gold Basket on the Valuation Date is equal to the closing value of the Gold Basket on the Pricing Date (regardless of the value of the Gold Basket at any other time during the term of the Notes), you will receive, at maturity, only your initial investment in the Notes.

O

No Principal Protection. The Notes are not principal protected. If the performance of the Gold Basket is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

O

No Periodic Income Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, on the stocks included in the CBOE® Gold Index. Instead, the return on the Notes, which is based on the performance of the Gold Basket and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the Gold Basket and who are looking for leveraged upside exposure to the CBOE® Gold Index and the Gold Price, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add gold equity- and commodity- linked investments to further diversify their portfolio.

4	Stock Market Upturn NotesSM

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn NotesSM Based Upon the Gold Basket Due 2009
Underlying Basket:	Gold Basket
Guarantee:

Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity that is less than the amount you initially invest.

Rating of the Issuer’s Obligations:

Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity that is less than the amount you initially invest.

Principal Protection:	None
Pricing Date:	March , 2008
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Three Basket Business Days (as defined in “Additional Considerations” below) before the Maturity Date
Maturity Date:	Approximately 1.25 years after the Issue Date
Gold Basket:

A basket based on the weighted returns of the CBOE® Gold Index and the Gold Price from the Pricing Date through the Valuation Date. The CBOE® Gold Index and the Gold Price will initially be weighted equally, each initially comprising 50% of the value of the Gold Basket. The percentage of the value of the Gold Basket represented by each basket component will vary over the term of the Notes.

Gold Price:

The price of a troy ounce of gold, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (“London PM Fix”), as reported on Reuters Page “XAUFIXPM” or any successor page.

Issue Price:	$10 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount (which could be negative)
Note Return Amount:

For each $10 Note:

(1) if the Basket Return Percentage is positive, $10 x Basket Return Percentage x Upside Participation Rate; provided, however, that the total amount payable at maturity, including principal, cannot exceed between approximately $12.00 and $12.30 (to be determined on the Pricing Date) per Note

(2) if the Basket Return Percentage is zero, $0

(3) if the Basket Return Percentage is negative, $10 x Basket Return Percentage, which will be negative

Basket Return Percentage:	The return on the Gold Basket, expressed as a percentage, shall equal: Ending Value - Starting Value Starting Value
Upside Participation Rate:	300%
Starting Value:	The closing value of the Underlying Basket on the Pricing Date
Ending Value:	The closing value of the Underlying Basket on the Valuation Date
Listing:	Application will be made to list the Notes on the American Stock Exchange under the symbol “SNJ,” but we cannot assure you that the Notes will be listed.
CUSIP Number:
Calculation Agent:	Citigroup Global Markets Inc.

Underwriting Discount (including the Sales Commission defined below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.00	$
	Underwriting Discount:	$0.225	$
	Proceeds to Citigroup Funding Inc:	$9.775	$

Sales Commission Earned:	$0.20 per Note for each Note sold by a Smith Barney Financial Advisor

Stock Market Upturn NotesSM	5

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the Gold Basket is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of approximately 20.00% to 23.00% (approximately 16.00% to 18.40% per annum on a simple interest basis) (to be determined on the Pricing Date) over the term of the Notes.

O

Diversification.    While the components of the Underlying Basket are not themselves diverse, an investment in the Notes may add diversification to an investor’s portfolio of equities, debt instruments and other commodities unrelated to gold.

Key Risk Factors

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the Notes” in the Stock Market Upturn NotesSM product supplement and “Risk Factors” in the prospectus supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the value of the Underlying Basket on the Valuation Date. If the value of the Underlying Basket on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Basket exceeded the Starting Value at one or more times during the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at approximately 20.00% to 23.00% (approximately 16.00% to 18.40% per annum on a simple interest basis) (to be determined on the Pricing Date) even though you will be subject to the full risk of a decline in the value of the Underlying Basket. If the Ending Value of the Underlying Basket exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Basket and is not subject to a maximum return or an investment directly in the stocks and commodity included in the Underlying Basket. (See the examples under “Hypothetical Amounts Payable at Maturity” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the CBOE® Gold Index.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Basket does not increase sufficiently from its Starting Value, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Secondary Market May Not Be Liquid.    Citigroup Funding will apply to list the Notes on the American Stock Exchange under the symbol “SNJ,” but we cannot assure you that the Notes will be listed. Even if the Notes are listed, a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

6	Stock Market Upturn NotesSM

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the CBOE® Gold Index, changes in the Gold Price, interest rates, the earnings performance of the issuers of the stocks included in the CBOE® Gold Index, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment upon any resale of your Notes.

O

The Use of a Basket Instead of a Single Equity or Commodity May Lower the Return on Your Investment.    Because the Basket Return Percentage will be based on the weighted return of the CBOE® Gold Index and the Gold Price, a significant increase in the value of one basket component but not the other may be substantially or entirely offset by a decrease in the value of the other basket component during the term of the Notes.

O

Lack of Diversification.    Because the Underlying Basket is composed of stocks of companies involved primarily in gold mining and production as well as the price of gold itself, an investment in the Notes may cause the return on the Notes, if any, to be less than the return on a note linked to a more diversified underlying basket.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the CBOE® Gold Index, gold or other instruments, such as options, swaps or futures, based upon the Underlying Basket, the CBOE® Gold Index, the stocks included in the CBOE® Gold Index or the price of gold by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O

The Hypothetical Historical Performance of the Gold Basket Is Not Indicative of the Future Performance of the Basket.    The hypothetical historical performance of the Gold Basket, which is included in this offering summary, should not be taken as an indication of the actual performance of the Gold Basket during the term of the Notes or the actual amount you will receive at maturity.

O

Gold Prices are Highly Volatile and Affected by Many Complex Factors.    Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in gold prices, it may reduce the amount of the Payment at Maturity and/or the value of the Notes in the secondary market.

O

You Will Not Have Any Rights with Respect to the Underlying Equities or Commodity.    You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the stocks included in the CBOE® Gold Index or gold. The Notes are debt

Stock Market Upturn NotesSM	7

securities issued by Citigroup Funding, not an interest in the stocks included in the CBOE® Gold Index, gold or a futures contract or commodities option based on the price of gold.

O

The United States Federal Income Tax Consequences of the Notes Are Uncertain .    No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the Stock Market Upturn NotesSM product supplement. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the Stock Market Upturn NotesSM product supplement, and that any such guidance could have retroactive effect.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the Stock Market Upturn NotesSM product supplement under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Stock Market Upturn NotesSM product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

The following discussion assumes that none of the companies included in the CBOE Gold Index is a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes would differ significantly from the consequences described below.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Basket at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

8	Stock Market Upturn NotesSM

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”), any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

O	Such gain is not effectively connected with a U.S. trade or business of such holder, and

O

In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Stock Market Upturn NotesSM	9

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the Notes.

Description of the Gold Basket

The Gold Basket

General. The Gold Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as Calculation Agent. The Gold Basket will represent the weighted returns of the CBOE® Gold Index and the Gold Price from the Pricing Date through the Valuation Date.

The CBOE® Gold Index and the Gold Price will each initially be weighted equally, as set forth below, based on the value of each basket component on the Pricing Date, as determined by the Calculation Agent, to achieve a Starting Value of 100 for the Gold Basket on that date:

Basket Component	Percentage of Basket	Initial Component Value	Basket Composition Ratio
CBOE® Gold Index	50%
Gold Price	50%

The value of the Gold Basket on any Basket Business Day, including the Valuation Date, will equal the sum of the products of each basket component’s closing level and that basket component’s basket composition ratio.

Hypothetical Historical Data on the Gold Basket.

The following table sets forth the hypothetical historical closing values of the Gold Basket on the last Basket Business Day of each month in the period from January 2003 through January 2008. Each value was calculated as if the Gold Basket had been created on January 2, 2003 with an initial value of 100. The Gold Basket will actually be established on the Pricing Date with an initial value of 100. The hypothetical historical closing values set forth below in the table and graph below have not been reviewed or verified by CBOE, the London Gold Market Fixing Ltd. or any other independent third party.

Actual historical closing values of each basket component were used to calculate the hypothetical historical closing values of the Gold Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Gold Basket on the Pricing Date, the future performance of the Gold Basket or what the value of the Notes may be. Any hypothetical historical upward or downward trend in the value of the Gold Basket during any period set forth below is not an indication that the Gold Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	104.1705	122.3834	125.4838	198.2203	209.5903	285.8762
February	97.5258	125.0572	132.0200	181.7499	211.0950
March	91.9488	132.0732	126.9462	196.6230	208.4102
April	91.0924	111.8973	120.6891	219.7054	212.2092
May	100.8998	120.0693	119.9036	209.0099	209.1969
June	101.5865	118.7252	129.0818	204.8071	205.5390
July	105.0695	117.9358	126.2912	204.5889	216.1298
August	115.2997	125.0946	130.6774	209.4317	208.6973
September	116.0097	133.2467	149.3644	190.3999	241.1911
October	119.0512	135.5283	144.8788	200.1402	264.4263
November	130.2666	142.0566	154.3292	218.8079	251.2032
December	132.2248	132.7655	168.7074	208.6068	258.3460

10	Stock Market Upturn NotesSM

Graph of Hypothetical Historical Closing Values of the Gold Basket.

The following graph sets forth the hypothetical historical closing values of the Gold Basket on each Basket Business Day commencing on January 2, 2003 and ending on February 27, 2008. Hypothetical past movements of the Gold Basket are not indicative of future closing values.

DESCRIPTION OF THE CBOE® GOLD INDEX

General

Unless otherwise stated, we have derived all information regarding the CBOE® Gold Index provided in this offering summary, including its composition, method of calculation and changes in components, from CBOE, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, CBOE. CBOE is under no obligation to continue to publish, and may discontinue or suspend the publication of, the CBOE® Gold Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the CBOE® Gold Index.

As of February 27, 2008, the CBOE® Gold Index consisted of 12 companies involved primarily in gold mining and production that have common shares or American Depositary Receipts listed on the New York Stock Exchange, Nasdaq-NMS or American Stock Exchange.

The CBOE® Gold Index is calculated using an “equal-dollar weighting” methodology designed to ensure that each of its component securities is represented in approximate equal dollar value. CBOE® Gold Index values are disseminated every 15 seconds throughout each trading day.

Stock Market Upturn NotesSM	11

The CBOE® Gold Index divisor was initially calculated to yield a benchmark value of 100.00 as of December 16, 1994. Each quarter, following the close of trading on the third Friday of March, June, September and December, the CBOE® Gold Index portfolio is adjusted by changing the number of shares of each component stock so that each company is again represented in “equal” dollar amounts. If necessary, a divisor adjustment is made to ensure continuity of the CBOE® Gold Index‘s value. The newly adjusted portfolio becomes the basis for the CBOE® Gold Index‘s value on the first trading day following the quarterly adjustment. CBOE Research reviews the stocks comprising the CBOE® Gold Index quarterly, and announces component changes, if any, on the Wednesday prior to the “re-balancing” date.

The number of shares of each component stock in the CBOE® Gold Index remains fixed between quarterly reviews except in the event of certain types of corporate actions, such as the payment of a dividend (other than an ordinary cash dividend), stock distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, or similar events with respect to a CBOE® Gold Index component stock. In the case of such an action, if the stock remains in the CBOE® Gold Index, the number of shares of that security may be adjusted, to the nearest whole share, to maintain the component’s relative weight in the CBOE® Gold Index at the level immediately prior to the corporate action.

In the event that a component stock is acquired or its shares are no longer listed on a national market, the component stock will be removed from the CBOE® Gold Index. Generally, a replacement security will not be added at that time. Rather, CBOE will endeavor to make component changes at the same time as the quarterly portfolio adjustment.

The CBOE® Gold Index is calculated and maintained by CBOE, which is solely responsible for the selection of CBOE® Gold Index components.

As of February 27, 2008, the twelve constituent companies included in the CBOE® Gold Index were: Barrick Gold Corporation (NYSE symbol: “ABX”), Agnico-Eagle Mines Limited (NYSE symbol: “AEM”), Anglogold Ashanti Limited (NYSE symbol: “AU”), Yamana Gold Inc. (NYSE symbol: “AUY”), Compania de Minas Buenaventura SA (NYSE symbol: BVN), Freeport-McMoRan Copper & Gold Inc. (NYSE symbol: “FCX”), Gold Fields Limited (NYSE symbol: “GFI”), Goldcorp Inc. (NYSE symbol: “GG”), Harmony Gold Mining Co. (NYSE symbol: HCY), IAMGOLD Corporation (NYSE symbol: IAG), Kinross Gold Corporation (NYSE symbol: “KGC”) and Newmont Mining Corporation (NYSE symbol: “NEM”).

THE CBOE® GOLD INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE PAYMENT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

12	Stock Market Upturn NotesSM

Historical Data on the CBOE® Gold Index

The following table sets forth the value of the CBOE® Gold Index at the end of each month in the period from January 2003 through January 2008. These historical data on the CBOE® Gold Index are not indicative of the future performance of the CBOE® Gold Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the CBOE® Gold Index during any period set forth below is not an indication that the CBOE® Gold Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	64.48	81.67	81.47	146.83	146.17	192.72
February	59.74	85.79	87.32	128.25	145.55
March	54.98	89.56	82.34	142.35	142.59
April	53.54	70.42	72.87	160.23	144.60
May	61.45	79.93	75.80	144.97	144.08
June	65.17	77.75	83.28	146.93	141.02
July	67.98	77.56	81.23	143.14	151.71
August	77.13	83.73	86.02	150.96	141.06
September	75.74	92.54	102.38	131.25	169.24
October	79.93	93.61	97.14	142.80	190.18
November	91.95	96.76	104.55	158.59	174.48
December	91.13	88.24	119.62	148.34	174.27

The closing value of the CBOE® Gold Index on February 27, 2008 was 206.59.

Graph of Historical Closing Values of the CBOE® Gold Index.

The following graph illustrates the historical performance of the CBOE® Gold Index based on the daily closing value thereof on each Underlying Index Business Day from January 2, 2003 through February 27, 2008. Past movements of the index are not indicative of future index values.

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License Agreement

The CBOE® Gold Index is proprietary to Chicago Board Options Exchange, Incorporated and is being used with the permission of CBOE. The Notes are not sponsored, endorsed, sold or promoted by CBOE. CBOE makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or in the ability of the CBOE® Gold Index to track the performance of any market segment. CBOE has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the CBOE® Gold Index. CBOE is not responsible for, and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. CBOE has no obligation or liability in connection with the administration or marketing of the Notes.

CBOE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE CBOE® GOLD INDEX OR ANY DATA INCLUDED THEREIN. CBOE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE CBOE® GOLD INDEX OR ANY DATA INCLUDED THEREIN. CBOE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE CBOE® GOLD INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL CBOE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DESCRIPTION OF THE GOLD PRICE

General

The Gold Price will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed

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price, which is instantly relayed to the market through various media. As of February 27, 2008, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – Scotia Mocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Capital.

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Historical Data on the Gold Price

The following table sets forth the Gold Price at the end of each month in the period from January 2003 through January 2008. These historical data on the Gold Price are not indicative of the future performance of the Gold Price or what the value of the Notes may be. Any historical upward or downward trend in the Gold Price during any period set forth below is not an indication that the Gold Price is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	367.50	399.75	422.15	568.75	650.50	923.25
February	347.45	395.85	435.45	556.00	664.20
March	334.85	423.70	427.50	582.00	661.75
April	336.75	388.50	435.70	644.00	677.00
May	361.40	393.25	414.45	653.00	659.10
June	346.00	395.80	437.10	613.50	650.50
July	354.75	391.40	429.00	632.50	665.50
August	375.60	407.25	433.25	623.50	672.00
September	388.00	415.65	473.25	599.25	743.00
October	386.25	425.55	470.75	603.75	789.50
November	398.35	453.40	495.65	646.70	783.50
December	416.25	435.60	513.00	632.00	833.75

The London PM Fix of a troy ounce of gold on February 27, 2007, as reported on Reuters Page “XAUFIXPM,” was US$959.50.

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Graph of Historical Performance of the Gold Price.

The following graph illustrates the historical performance of the price of a troy ounce of gold based on the London PM Fix thereof, as reported by Bloomberg, from January 2, 2003 through February 27, 2008. Past movements of the Gold Price are not indicative of future Gold Price. Any historical upward or downward trend in the Gold Price during any period set forth below is not an indication that the Gold Price is more or less likely to increase or decrease at any time during the term of the notes.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London gold price fixings to track general market performance of the price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and London gold price fixings are determined without regard to any of Citigroup Funding or the Notes. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining London gold price fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, price of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

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Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive on the Notes at maturity for a range of Ending Values of the Gold Basket. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Gold Basket on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Note

O	Maximum Return: 21.50% (17.20% per annum on a simple interest basis)

O	Starting Value: 100
O	Maturity: 1.25 years

O	Upside Participation Rate: 300%

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum return.

Ending Value	Basket Return Percentage(1) (2)	Total Return on Notes(3)	Per Annum Return on Notes(4)	Total Return Amount on Notes(5)	Maturity Payment per Note
0.00	-100.00%	-100.00%	-80.00%	-$10.00	$0.00
50.00	-50.00%	-50.00%	-40.00%	-$5.00	$5.00
75.00	-25.00%	-25.00%	-20.00%	-$2.50	$7.50
77.50	-22.50%	-22.50%	-18.00%	-$2.25	$7.75
80.00	-20.00%	-20.00%	-16.00%	-$2.00	$8.00
82.50	-17.50%	-17.50%	-14.00%	-$1.75	$8.25
85.00	-15.00%	-15.00%	-12.00%	-$1.50	$8.50
87.50	-12.50%	-12.50%	-10.00%	-$1.25	$8.75
90.00	-10.00%	-10.00%	-8.00%	-$1.00	$9.00
92.50	-7.50%	-7.50%	-6.00%	-$0.75	$9.25
95.00	-5.00%	-5.00%	-4.00%	-$0.50	$9.50
97.50	-2.50%	-2.50%	-2.00%	-$0.25	$9.75
100.00	0.00%	0.00%	0.00%	$0.00	$10.00
102.50	2.50%	7.50%	6.00%	$0.75	$10.75
105.00	5.00%	15.00%	12.00%	$1.50	$11.50
107.50	7.50%	21.50%	17.20%	$2.15	$12.15
110.00	10.00%	21.50%	17.20%	$2.15	$12.15
112.50	12.50%	21.50%	17.20%	$2.15	$12.15
115.00	15.00%	21.50%	17.20%	$2.15	$12.15
117.50	17.50%	21.50%	17.20%	$2.15	$12.15
120.00	20.00%	21.50%	17.20%	$2.15	$12.15
122.50	22.50%	21.50%	17.20%	$2.15	$12.15
125.00	25.00%	21.50%	17.20%	$2.15	$12.15
127.50	27.50%	21.50%	17.20%	$2.15	$12.15
130.00	30.00%	21.50%	17.20%	$2.15	$12.15
132.50	32.50%	21.50%	17.20%	$2.15	$12.15
135.00	35.00%	21.50%	17.20%	$2.15	$12.15

(1)	(Ending Value – Starting Value) / Starting Value
(2)	The Basket Return Percentage does not include the annualized dividend yield on the stocks included in the CBOE® Gold Index.
(3)	The percentage return for the entire term of the Notes capped by the hypothetical 21.50% Maximum Return.
(4)	Calculated on a simple interest basis.
(5)	The dollar return for the entire term of the Notes capped by the hypothetical 21.50% Maximum Return.

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ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Stock Market Upturn NotesSM product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in

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other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

        (i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

        (ii) no consideration is or will be given for the transfer; or

        (iii) the transfer is by operation of law.

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Additional Considerations

If the closing value of the CBOE® Gold Index is unavailable on the Valuation Date, the Calculation Agent may determine the closing value for the CBOE® Gold Index in accordance with the procedures applicable to an underlying equity that is an index set forth in the section “Description of the Notes—Determination of the Amount To Be Received at Maturity” in the Stock Market Upturn NotesSM product supplement. In addition, if the CBOE® Gold Index is discontinued, the Calculation Agent may determine the closing value for the CBOE® Gold Index on the Valuation Date by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the CBOE® Gold Index prior to any such discontinuance. You should refer to the section “Description of the Notes—How Will the Amount Payable at Maturity be Calculated?” and the section “—Discontinuance of an Underlying Equity Index” in the Stock Market Upturn NotesSM product supplement for more information.

If the London PM Fix of gold price on the Valuation Date is not reported on Reuters Page “XAUFIXPM” or any successor page but is otherwise published by the London Gold Market Fixing Ltd., the Gold Price on the Valuation Date will be determined by reference to the London PM Fix of gold price published by the London Gold Market Fixing Ltd. If no London PM Fix of gold price is available on the Valuation Date because of a Gold Market Disruption Event or otherwise, the Gold Price on the Valuation Date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the spot price of a troy ounce of gold at 3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the Gold Price by the Calculation Agent in the event of a Gold Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Gold Business Days on which a Gold Market Disruption Event is occurring, but not past the Gold Business Day prior to the Maturity Date.

A Gold Market Disruption Event means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) gold or (b) any options or futures contracts, or any options on such futures contracts relating to gold on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

A Gold Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

A Basket Business Day means any day that is both an Underlying Equity Business Day and a Gold Business Day.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes,

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from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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Notes

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Notes

Stock Market Upturn NotesSM is a service mark of Citigroup Global Markets Inc.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.